File No. 073-00234

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


Medway Power Limited
(name of foreign utility company)

by

American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215
(name of filing company, if filed on behalf of a foreign utility company)

The Commission is hereby requested to mail copies of all correspondence relating to this Notification to:

      Jeffrey D. Cross
      Senior Vice President and General Counsel
      American Electric Power Service Corporation.
      1 Riverside Plaza
      Columbus, OH 43215



ITEM 1

      Foreign utility company status is claimed by Medway Power Limited ("Medway Power"), a private limited company organized and existing under the laws of England and Wales with its business address at the Isle of Grain, Rochester, Kent, ME3, OAG in the United Kingdom (the "U.K."). Medway Power owns a 675-MW combined-cycle, gas-fired power plant located in Southeast England on the Isle of Grain.

      Medway Power is a joint venture among AES Medway Electric Limited ("AES Medway"), an indirectly owned U.K. subsidiary of The AES Corporation ("AES"), SSE Generation Limited ("SSE"), an indirectly owned U.K. subsidiary of Scottish and Southern Energy plc ("S&S") and SEEBOARD (Generation) Ltd., a subsidiary of SEEBOARD Group plc ("SEEBOARD"). SEEBOARD is an indirect, wholly-owned subsidiary of Central and South West Corporation ("CSW"), which is a wholly-owned subsidiary of American Electric Power Company, Inc. ("AEP").

      Each of AEP, a New York corporation, and CSW, a Delaware corporation, is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). AEP believes AES, a Delaware corporation, to be a public utility holding company exempt from registration under section 3(a)(5) of the Act. AEP believes S&S to be a vertically integrated energy group in the U.K.

ITEM 2

      The following domestic "public-utility companies" are "associate companies" of Medway Power: AEP Generating Company, Appalachian Power Company, Central Power and Light Company ("CPL"), Columbus Southern Power Company, Indiana-Kentucky Electric Corporation ("IKEC"), Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Ohio Valley Electric Corporation ("OVEC"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Wheeling Power Company (collectively, the "AEP Companies"); AEP believes Central Illinois Light Company ("CILCO") and Indianapolis Power and Light Company ("IPL") (collectively, the "AES Companies") to be domestic "public-utility companies" which are "associate companies" of Medway Power.

      AEP is a "holding company" with respect to each of the AEP Companies. Central and South West Corporation is a registered holding company with respect to CPL, PSO, SWEPCO and WTU. In addition, OVEC is a "holding company" of IKEC. None of the AEP Companies have any relationship with Medway Power other than sharing AEP as a "holding company" and being an "associate company" of Medway Power. None of the AEP Companies paid any part of the purchase price for Medway Power.

      AEP believes AES to be a "holding company" with respect to the AES Companies. AEP believes CILCO to be a wholly owned by CILCORP, Inc., which, in turn, is believed to be a wholly owned subsidiary of AES. AEP believes IPL to be a wholly owned by IPALCO Enterprises Inc., which, in turn, is believed to be a wholly owned subsidiary of AES. With respect to AES' interests in Medway Power, see notification of foreign utility status filed by AES on behalf of Medway Power dated December 23, 1997 in file no. 073-00010.
EXHIBIT A

      With respect to AEP's and CSW's interests in Medway Power, state certifications are not required under Section 33(a)(2) of the Act because AEP and CSW are registered holding companies.

      With respect to AES' interests in Medway Power, see notification of foreign utility status filed by AES on behalf of Medway Power dated December 23, 1997 in file no. 073-00010.

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By:  __/s/ Jeffrey D. Cross_

Jeffrey D. Cross
Senior Vice President and General Counsel
American Electric Power Service Corporation
1 Riverside Plaza
Columbus, OH 43215

Dated: July 17, 2002